Exhibit: 12

FMC CORPORATION

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(in Millions, Except Ratios)	Six months Ended June 30,
	2006	2005
Earnings:
Income from continuing operations before income taxes	$105.9	$107.3
Minority interests	4.5	3.1
Undistributed losses (earnings) of affiliates	(1.3)	(7.5)
Interest expense and amortization of debt discount, fees and expenses	17.6	34.0
Amortization of capitalized interest	2.0	2.0
Interest included in rental expense	2.3	1.7

Total earnings	$131.0	$140.6

Fixed charges:
Interest expense and amortization of debt discount, fees and expenses	$17.6	$34.0
Interest capitalized as part of fixed assets	1.6	0.9
Interest included in rental expense	2.3	1.7

Total fixed charges	$21.5	$36.6

Ratio of earnings to fixed charges	6.1x	3.8x